                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    4    )*
                                          ---------

                               THE BISYS GROUP INC
           --------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    055472104
           --------------------------------------------------------
                                 (CUSIP Number)



            Government of Singapore Investment Corporation Pte Ltd
               250 North Bridge Road #38-00, Raffles City Tower
            Singapore 179101   Attn: Ms Seah Wan Hoon(Tel:3308661)
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 19 Aug 96
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055472104         SCHEDULE 13D                 Page  2  of  10  Pages
          ---------                                           ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person
          Government of Singapore Investment Corporation Pte Ltd

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  / /
     of a Group*                                                       (b)  /x/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
          00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to      / /
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          Singapore
- -------------------------------------------------------------------------------
  Number of Shares            (7) Sole Voting Power
 Beneficially Owned                 Nil
 by Each Reporting           --------------------------------------------------
   Person With                (8) Shared Voting Power
                                    159,060
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    Nil
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    159,060
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    159,060
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                    0.67%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                    00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSE TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 055472104             SCHEDULE 13D             Page  3  of  10  Pages
          ---------                                           ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
          Government of Singapore

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  / /
     of a Group*                                                       (b)  /x/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
          00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to      / /
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          Singapore
- -------------------------------------------------------------------------------
  Number of Shares            (7) Sole Voting Power
 Beneficially Owned                 Nil
 by Each Reporting           --------------------------------------------------
   Person With                (8) Shared Voting Power
                                    153,260
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    Nil
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    153,260
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    153,260
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                    0.65%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                    00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSE TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 055472104           SCHEDULE 13D               Page  4  of  10  Pages
          ---------                                           ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
          Monetary Authority of Singapore

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  / /
     of a Group*                                                       (b)  /x/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
          00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to     / /
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          Singapore
- -------------------------------------------------------------------------------
  Number of Shares            (7) Sole Voting Power
 Beneficially Owned                 Nil
 by Each Reporting           --------------------------------------------------
   Person With                (8) Shared Voting Power
                                    5,800
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    Nil
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    5,800
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    5,800
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                    0.02%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                    00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSE TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 055472104           SCHEDULE 13D               Page  5  of  10  Pages
          ---------                                           ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
          Board of Commissioners of Currency, Singapore

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  / /
     of a Group*                                                       (b)  /x/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
          00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to     / /
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          Singapore
- -------------------------------------------------------------------------------
  Number of Shares            (7) Sole Voting Power
 Beneficially Owned                 Nil
 by Each Reporting           --------------------------------------------------
   Person With                (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    Nil
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    0
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                    0%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                    00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSE TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                          Page  6  of 10
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

Security     :     The Bisys Group Inc

Address      :     150 Clove Road
                   Little Falls, NJ  07424





ITEM 2.  IDENTITY AND BACKGROUND

I
(a) Government of Singapore Investment Corporation Pte Ltd a government agency

(b)           250 North Bridge Road
              #38-00 Raffles City Tower
              Singapore 179101

(c)           Investment Manager

(d)           N.A.

(e)           N.A.

(f)           N.A.


II
(a)           Government of Singapore

(b) c/o Government of Singapore Investment Corporation Pte Ltd 250 North Bridge Road
              #38-00 Raffles City Tower
              Singapore 179101

(c)           Government

(d)           N.A.

(e)           N.A.

(f)           N.A.


III
(a)           Monetary Authority of Singapore

(b) c/o Government of Singapore Investment Corporation Pte Ltd 250 North Bridge Road
              #38-00 Raffles City Tower
              Singapore 179101

(c)           Central Bank

(d)           N.A.

(e)           N.A.

(f)           N.A.


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                                                          Page  7  of 10
                                                               ---    ---


IV
(a)           Board of Commissioners of Currency, Singapore

(b) c/o Government of Singapore Investment Corporation Pte Ltd 250 North Bridge Road
              #38-00 Raffles City Tower
              Singapore 179101

(c)           Currency Board

(d)           N.A.

(e)           N.A.

(f)           N.A.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Source of Funds:      Foreign Reserves
Amount         :      USD3,103,508.65


ITEM 4.  PURPOSE OF TRANSACTION

Purpose of Acquisition : Investment

None of the reporting persons (nor any of its executive officers or directors, controlling persons or any executive officer or director of any such controlling person) has any plans or proposals relating to paragraphs
(a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)   The aggregate number of shares and percentage of Common Stock of the Issuer beneficially owned by each Reporting Person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.






                                 No of Shares          Power to Vote                Power to Dispose
                                 Beneficially
Person                                Owned        Sole(1)        Shared(1)      Sole(1)       Shared(1)
- ------                           ---------------    -------      ---------        -------     ---------
Government of Singapore              159,060         0           159,060           0           159,060
Investment Corporation Pte Ltd

Government of Singapore              153,260         0           153,260           0           153,260

Monetary Authority of Singapore        5,800         0             5,800           0             5,800

Board of Commissioners of                  0         0                 0           0                 0
Currency, Singapore

Total(2)
(all Reporting Persons)              159,060         0           159,060           0           159,060



- -----------------------------
(1) The Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of the 153,260 shares of Common Stock beneficially owned by it with the Government of Singapore, shares power to vote and power to dispose of the 5,800 shares of Common Stock beneficially owned by it with the Monetary Authority of Singapore and shares of power to vote and power to dispose of the 0 shares of Common Stock beneficially owned by it with the Board of Commissioners of Currency, Singapore.

(2) The reporting persons disclaim membership in a group.

                                                          Page  8  of 10
                                                               ---    ---

(c)      The following transactions were effected during the past 60 days:

         TRADE DATE                QUANTITY                    UNIT PRICE


Government of Singapore Investment Corporation Pte Ltd
- ------------------------------------------------------

         Nil

Government of Singapore
- -----------------------

         09.07.96            BOT                60,000              36.500
         10.07.96            BOT                18,000              36.625
         12.07.96            SOLD                2,300             35.6393
         15.07.96            SOLD                2,200              35.240
         15.07.96            SOLD                1,900              35.160
         16.07.96            SOLD                3,600             33.4219
         17.07.97            SOLD                2,100              34.625
         17.07.97            SOLD                1,400              34.500
         30.07.96            BOT                 8,500              30.500
         19.08.96            SOLD              160,000              38.250
         22.08.96            SOLD              356,000              37.750
         23.08.96            SOLD              383,700              37.880
         26.08.96            SOLD               20,000              38.000


Monetary Authority of Singapore
- -------------------------------

         30.07.96            BOT                 5,800              30.500
         19.08.96            SOLD               39,000              38.250
         22.08.96            SOLD               86,000              37.750
         23.08.96            SOLD               94,300              37.880
         26.08.96            SOLD                5,000              38.000


Board of Commissioners of Currency, Singapore
- ---------------------------------------------

         19.08.96            SOLD                1,000              38.250
         22.08.96            SOLD                8,000              37.750


(d)      N.A.

(e)      19 Aug 96


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         N.A.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1.       Power of Attorney of Government of Singapore dated 6 Oct 93.

2.       Power of Attorney of Monetary Authority of Singapore dated 14 Aug 93.

3. Power of Attorney of Board of Commissioners of Currency, Singapore dated 31 May 95.

                                                          Page  9  of 10
                                                               ---    ---

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

30 August, 1996                   Government of Singapore Investment
        Date                      Corporation Pte Ltd


                                  by /s/illegible
                                    --------------------------------------
                                             Senior Officer


                                  Government of Singapore
                                  by Government of Singapore Investment
                                  Corporation Pte Ltd, its attorney-in-fact


                                  by /s/illegible
                                    --------------------------------------
                                             Senior Officer


                                  Monetary Authority of Singapore
                                  by Government of Singapore Investment
                                  Corporation Pte Ltd, its attorney-in-fact


                                  by /s/illegible
                                    --------------------------------------
                                             Senior Officer


                                  Board of Commissioners of Currency, Singapore by Government of Singapore Investment Corporation Pte Ltd, its attorney-in-fact by /s/illegible
                                    --------------------------------------
                                             Senior Officer

                                                          Page  10  of 10
                                                               ---    ---

                                 EXHIBIT INDEX

Exhibit No        Name of Exhibit                                 Page No
- ----------        ---------------                                 -------

     1            Power of Attorney executed by Government of         -
                  Singapore dated 6 Oct 93(*)

     2            Power of Attorney executed by Monetary              -
                  Authority of Singapore dated 14 Aug 93(*)

     3            Power of Attorney executed by Board of              -
                  Commissioners of Currency, Singapore datd
                  31 May 95(+)


      * Incorporated by reference to Reporting Persons' filing with the Securities and Exchange Commission on Schedule 13D with respect to the issue on 25 Oct 93.

      + Incorporated by reference to Reporting Persons' filing with the Securities and Exchange Commission on Schedule 13D with respect to the issue on 10 Jul 95.